0-30962

P.E. 3/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2002

CRUCELL N.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name in English)

(Address of Principal Executive Offices)

Archimedesweg 4
2333 CN Leiden
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.

Date: March 4, 2002

By:______________________________

Name: Leonard Kruimer

Title: Chief Financial Officer (Chief Accounting Officer)

Crucell N.V.

Archimedesweg 4
PO BOX 2048, 2301 CA Leiden
The Netherlands

phone: +31 (0)71 524 87 01
fax: +31 (0)71 524 87 02
e-mail: info@crucell.com

Crucell

BY MAIL

Securities and Exchange Commission
Document Control
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

March 4, 2002

Re: Crucell N.V.
Report of Foreign Issuer on Form 6-K

Ladies and Gentlemen,

Pursuant to Rule 15d-16 we enclose eight (8) complete copies of Crucell's Report of Foreign Issuer on Form 6-K.

Concurrently herewith we are submitting a copy of such Report to the Nasdaq Stock Market in Washington D.C.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed duplicate receipt copy of this letter and returning it using the enclosed self-addressed enveloppe.

Sincerely,

p.p.
Leon Kruimer
VP and CFO

Crucell

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 29, 2001 and the section of the Form 20-F entitled "Risk Factors".

Crucell spin-out Galapagos Genomics NV to complete a private placement

Leiden, The Netherlands, March 4, 2002– Dutch antibody and vaccine company Crucell N.V. (NASDAQ, Euronext: CRXL) today announced that Galapagos Genomics NV intends to complete a private placement. The financial investors include a triple-A consortium of venture capital firms not related to Crucell. Financial details will be disclosed in a Galapagos Genomics NV press release this week.

Galapagos Genomics NV was founded by Crucell to exploit its proprietary human cell expression platform PER.C6 in the field of functional genomics. It was established in 1999 as a joint venture with the Belgium-based Tibotec-Virco, which contributed its high throughput screening technologies. To date, these companies jointly invested €9 million in Galapagos.

Crucell's CEO Dinko Valerio said: "We are proud of the successes achieved by Galapagos Genomics. It falls in line with Crucell's strategy of rolling out our PER.C6 technology as an industry-wide human cell expression platform. This is one of the ways in which we seek to capitalize on the great commercial value of PER.C6 and to create value for our shareholders."

Galapagos is focused on drug target discovery in human cells and has built a functional genomics platform using arrayed adenoviruses containing human genes to identify drug targets and therapeutic genes. Its PhenoSelect libraries are in a format that enables high-throughput screening using cellular assays. Galapagos' technology is based on PER.C6, for which it has an exclusive license for functional genomics applications.

Galapagos has signed on a large number of reputed partners, including Pharmacia, Bayer, Vertex Pharmaceuticals, Incyte Genomics, Exelixis, Procter&Gamble Pharmaceuticals, UCB Pharma, Organon (Akzo Nobel) and Euroscreen.

About Crucell
Dutch biotechnology company Crucell discovers and develops antibody and vaccine products against cancer, inflammatory and infectious diseases.

The company licenses products with (bio)pharmaceutical firms for which it receives upfront and annual payments, milestones and royalties.

Crucell

Crucell is currently developing antibodies against different types of cancer and has additional programs in inflammation, diabetes and cardiovascular diseases. Crucell will leverage its proprietary MAbstract technology to discover new targets and antibodies.

Crucell's CD-46 antibody against various types of cancers is licensed to Centocor, a Johnson & Johnson company. Crucell retains the commercial rights for Europe for this product.

Merck & Co. has obtained the exclusive rights to use Crucell's PER.C6 human cell system for the production of the vaccine's key adenoviral vector. Merck & Co. is currently conducting Phase I/II trials with its vaccine.

The company has furthermore developed a revolutionary new flu vaccine production system, based on its patented human cell system PER.C6. PER.C6 is widely embraced by the industry for the production of gene therapy products and viral vectors.

Crucell has been listed on the NASDAQ and Euronext exchanges since October 2000. Crucell has its headquarters in Leiden, the Netherlands, and currently employs 180 people.

For further information please contact:

Crucell N.V.
Ilja van Roon
Communication Officer
Tel. +31-(0)71-524 8727
Fax. +31-(0) 71-524 8935
i.van.roon@crucell.com

Noonan Russo U.S.
Mary Clare Duch
Tel. +1-212-696 4455 ext.245
Fax. +1-212-696 9180
m.duch@@noonanrusso.com

Noonan Russo Ltd
Veronica Sellar
Tel. +44-(0)20-7726 4452
Fax. +44-(0)20-7726 4453
v.sellar@noonanrusso.co.uk

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20- 404 4707
Fax.+31-(0)20 – 644 9736
abos@hillandknowlton.com